Exhibit 3.8

CERTIFICATE OF CONVERSION

FROM A CORPORATION TO A LIMITED LIABILITY COMPANY

PURSUANT TO SECTION 266

OF THE DELAWARE GENERAL CORPORATION LAW

ARTICLE I

The name of the corporation is Contour Energy E & P, Inc.

ARTICLE II

The name under which the corporation was originally incorporated is Kelley Oil Co Corporation.

ARTICLE III

The date on which the original Certificate of incorporation was filed with the Secretary of State is April 19, 1983.

ARTICLE IV

The name of the limited liability company into which the corporation is herein being converted is Contour Energy E & P, LLC.

ARTICLE V

The conversion has been approved in accordance with the provisions of Section 266.

CONTOUR ENERGY E & P, INC.

By:	/s/ Rick G. Lester
RICK G LESTER, Executive Vice President